VIA EDGAR

April 11, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:Cecilia Blye, Chief Office of Global Security Risk

Amanda Ravitz, Assistant Director, Office of Electronics and Machinery
Jennifer Hardy, Special Counsel, Division of Corporation Finance

Re:	Aquantia Corp.

Form 10-K for the Fiscal Year Ended December 31, 2017

Filed March 7, 2018

File No. 1-38270

Dear Ms. Blye:

On behalf of Aquantia Corp. (the “Company”), we are providing this letter in response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter, dated March 30, 2018 (the “Comment Letter”), relating to the Company’s Form 10-K  for the fiscal year ended December 31, 2017 (No. 1-38270), which was filed with the Commission on March 7, 2018 (the “Form 10-K”). For your convenience we have incorporated your comment into this response letter in italics.

Risk Factors, page 21

We are subject to government regulation, including import, export and economic sanctions laws…, page 32

On page 17 you disclose that you do business in the Middle East and Africa, and on pages 16, 21 and 49 you identify Cisco Systems and Huawei as customers. Those companies sell products in Syria, located in the Middle East and Sudan, located in Africa. Syria and Sudan are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and/or Sudan, including contacts with their governments, whether through subsidiaries, distributors, resellers, original equipment manufacturers, or other direct or indirect arrangements. In this regard, we note that on page 32 you disclose that your products and technology may have previously been provided inadvertently in violation of import control and economic sanctions laws. Please tell us whether any such instances involved Syria and/or Sudan and describe the nature of any instances involving Syria and/or Sudan.

The Company respectfully informs the Staff that the Company has not provided, and does not anticipate in the future providing, directly or indirectly, any services, products, information or technologies to Sudan or Syria, their governments or entities they control. The Company has not entered into any agreements or arrangements, directly or indirectly, with Sudan or Syria and has no future plans to enter into any such agreements or arrangements. Moreover, the Company does not maintain any offices or other facilities in Sudan or Syria, has no employees in either of those countries, and has no assets or liabilities associated with activities in either of those countries.

Aquantia Corp., 105 E. Tasman Dr., San Jose, CA 95134 • tel: 408.228.8300 • fax: 408.228.1190 • www.aquantia com

U.S. Securities and Exchange Commission

April 11, 2018

The Company has adopted an export control and sanctions compliance policy to help ensure compliance with all applicable export control laws and other economic sanctions regulations and trade laws of the United States.  In addition, the Company includes export compliance requirements its sales terms and conditions and agreements with its customers and distributors, which the Company’s customers and distributors agree to abide by.  To the best of the Company’s knowledge, its customers and distributors are in compliance with U.S. export controls and economic sanctions; however, the Company cannot provide absolute assurance that there have not been, and may not in the future be, inadvertent violations of our export compliance requirements and related policies by our customers and distributors.

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Please contact me at (212) 479-6556 with any questions regarding the Company’s responses to the Staff’s comment or if you require further information. Thank you in advance for your attention to this matter.

Sincerely,

/s/ Mark Voll

Mark Voll

Aquantia Corp.

Cc: Babak Yaghmaie, Cooley LLP

Alison Haggerty, Cooley LLP

Aquantia Corp., 105 E. Tasman Dr., San Jose, CA 95134 • tel: 408.228.8300 • fax: 408.228.1190 • www.aquantia com